11017755

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon D. Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 E Wisconsin Avenue, Ste. 1800	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, Brandon D. Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Securities Company, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

KAREN S. CARROLL
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires Jan. 4, 2012
Acting in the County Washtenaw

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sammons Securities Company, LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash., DC
189

To the Members of
Sammons Securities Company, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Sammons Securities Company, LLC (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2011

PricewaterhouseCoopers LLP, 100 E. Wisconsin, Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

Sammons Securities Company, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	2,573,689
Commissions receivable		1,273,261
Interest receivable		39,843
Receivable from clearing broker		227,310
Representative fees receivable		49,728
Fixed assets, net of accumulated depreciation		80,375
Certificate of deposit, at fair value		1,000,000
Other receivables and other assets		602,186
Total assets	$	5,846,392
Liabilities and Members' Equity		
Commissions payable	$	1,676,689
Management fees payable		177,868
Accounts payable and accrued expenses		265,319
Total liabilities		2,119,876
Members' equity		3,726,516
Total liabilities and members' equity	$	5,846,392

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Income
Year Ended December 31, 2010

Revenues	
Commissions	$ 28,927,148
Representative fees	515,525
Interest	420,547
Account fees and other charges	169,500
Management fees	1,363,078
Other	552,329
Total revenues	31,948,127
Expenses	
Commissions	23,483,382
Management fees	3,610,459
Litigation and legal	146,962
Regulatory and licensing	173,412
Clearing and brokerage	43,518
Other	1,130,517
Total expenses	28,588,250
Net income	$ 3,359,877

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2010

Balance at December 31, 2009	$ 3,766,639
Net income	3,359,877
Distributions to members	(3,400,000)
Balance at December 31, 2010	$ 3,726,516

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 3,359,877
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in receivable from clearing broker	(34,268)
Increase in commissions receivable	(239,172)
Decrease in representative fees receivable	6,632
Decrease in interest receivable	1,006
Increase in other receivables and other assets	(388,793)
Increase in commissions payable	358,655
Increase in management fees payable	72,666
Increase in accounts payable and accrued expenses	100,456
Net cash provided by operating activities	3,237,059
Cash flows from investing activities	
Purchase of fixed assets	(40,375)
Net cash used in investing activities	(40,375)
Cash flows from financing activities	
Distributions to members	(3,400,000)
Net decrease in cash and cash equivalents	(203,316)
Cash and cash equivalents	
Beginning of year	2,777,005
End of year	$ 2,573,689

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Sammons Securities Company, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. and Jerome S. Rydell as members. Jerome S. Rydell has no voting rights as a member.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company offers to its customers various investment products including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives which operate in 380 independent branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity through First Clearing, LLC ("FCC").

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

The Company has evaluated subsequent events for recognition or disclosure through February 24, 2011, which was the date this report was issued.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses

Commission revenue, including mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees as well as related commission expense result from individual customer securities transactions and are recorded on a trade date or accrual basis in the accompanying statement of income.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as registration and licensing and technology support, and are recorded on the accrual basis.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on deposits with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

Other revenues in the statement of income include mostly sponsorship revenues and other revenues earned in the normal course of business. Sponsorship revenues are earned in providing vendors the opportunity to present their products at sales conferences hosted by the Company.

Management fees are earned from Sigma Planning Corporation ("SPC"), a related entity, for services provided by the Company's representatives to SPC (Note 5).

In the statement of income, commission expenses are the amounts that are due to representatives for their commissions and fees earned. Commission expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

Other expenses in the statement of income include various expenses such as computer related costs, advertising expenses, conference costs and other expenses incurred in the normal course of business.

Fair Value Measurements
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. In this category, the Company includes its certificate of deposit at fair value as the valuation inputs are based on other inputs that are directly or indirectly observable in the marketplace.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and money market funds. Included in cash and cash equivalents on the statement of financial condition are also balances on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC in the amount of $30 and a cash deposit for margin requirements at FCC in the amount of $100,014 as of December 31, 2010.

Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Income Taxes
The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As such, each member is liable for the taxes, if any, on their distributive share of income. The Company is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $140,767 for the year ended December 31, 2010 and are included in other expenses in the accompanying statement of income.

Recently Issued Accounting Standards
In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), amending ASC No. 855, Subsequent Events, to remove the requirement that an entity that is an SEC filer is required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective upon issuance of the ASU. Adoption of ASU 2010-09 did not have an impact on the Company's Financial Statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 amends ASC 820, Fair Value Measurements and Disclosures, to require new disclosures related to transfers into and out of Levels I, II and III of the fair value hierarchy and additional disclosures relating to Level III measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the additional disclosure requirements related to Level III measurements which are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 did not have an impact on the Company's Financial Statements. The additional disclosure requirements effective for periods beginning after December 15, 2010 are also not expected to have an impact on the Company's Financial Statements.

2. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from FCC relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by FCC and are recorded on a trade date basis. Amounts receivable from and payable to FCC are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

3. Distributions to Members

The Company makes periodic distributions to its members based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid and included in the Statement of Changes in Stockholder's Equity.

4. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by the members of the Company. B-D Ops has a formal management services agreement with the Company and Sigma Financial Corporation ("SFC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SFC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SFC. Management fees are allocated between the Company and SFC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

The Company also receives services from Midland National Life ("Midland"). Midland provides marketing, compliance, and sales assistance to the Company through several of its offices located in the United States of America. The management fees incurred by the Company for these services are computed using a percentage of the Company's commission revenues in accordance with a written agreement.

The Company also receives management fees of $1,363,078 from SPC, an affiliate of SFC. The management fees are calculated based on the revenues of SPC, a registered investment advisor.

Included in the statement of income is $3,386,719 relating to management fee expenses to B-D Ops and $223,741 relating to Midland. Included in management fees payable on the statement of financial condition at December 31, 2010 is $177,868 relating to the management fees.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business.

The Company has pending arbitrations as of December 31, 2010. The arbitrations have been brought against the Company for damages in the execution of securities transactions. At December 31, 2010, the Company recorded a reserve of $30,000 in connection with these matters. This is included with litigation and legal fees in the statement of income.

Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

6. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with FCC and a financial institution located in Michigan. The balances with the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The financial institution is also a participant in the Temporary Unlimited FDIC Coverage for Noninterest-Bearing Transaction Accounts that covers noninterest bearing transaction accounts through December 31, 2012. At December 31, 2010, the Company did not have any uninsured cash balance with this financial institution. At December 31, 2010, the Company had $100,014 of cash and $642,242 in money market funds on deposit with FCC.

7. Guarantees and Indemnification

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2010 no such reimbursement requests from FCC have been received or are outstanding.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $2,723,959 which was $2,473,959 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .78 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The company introduces its customers' account and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

Supplemental Schedules

Sammons Securities Company, LLC
Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission
December 31, 2010

Schedule I

Net capital		
Total members' equity qualified for net capital		$ 3,726,516
Deductions and/or charges		
Total nonallowable assets		
Commission receivable and representative fees		243,246
Fixed assets		80,375
Other receivables and other assets		602,186
Total nonallowable assets		925,807
Other deductions and/or charges		70,000
Net capital before haircuts		2,730,709
Haircut on certificate of deposit		6,750
Net capital		$ 2,723,959
Aggregate indebtedness		$ 2,119,876
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 141,325
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		250,000
Excess net capital (net capital, less net capital requirement)		2,473,959
Excess net capital at 1,000 percent (net capital less 120% of minimum dollar requirement)		$ 2,423,959
Ratio of aggregate indebtedness to net capital		.78 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2010.

Sammons Securities Company, LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010 **Schedule II**

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

There are no material differences between the information above and the information included in the Company's corresponding unaudited amended FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2010.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of
Sammons Securities Company, LLC

In planning and performing our audit of the financial statements of Sammons Securities Company, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 100 E. Wisconsin, Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

pwc

Sammons Securities Company, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2010